                                                                   Exhibit 3.2.3



                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                           THE A CONSULTING TEAM, INC.

            (Pursuant to Section 805 of the Business Corporation Law)


         The A Consulting Team, Inc., a New York corporation (the
"Corporation"), hereby certifies as follows:

         FIRST: The current name of the Corporation is "The A Consulting Team, Inc." The name under which the Corporation was originally formed was "Software Ben-Tov, Inc."

         SECOND: The certificate of incorporation of Software Ben-Tov, Inc. was filed by the Department of State of the State of New York on February 16, 1983, amended on April 26, 1983, restated on August 4, 1997, further restated on June 18, 2001, further amended on August 9, 2002, and further amended on November 11, 2002.

         THIRD: The certificate of incorporation, as amended and restated, is further amended by effecting a change of authorized shares (hereinafter referred to as the "Reverse Stock Split"), pursuant to which each four (4) shares of the issued and outstanding shares of Common Stock of the Corporation shall be changed into one (1) validly issued, fully paid and outstanding share of Common Stock of the Corporation and each one (1) share of the unissued shares of Common Stock of the Corporation shall be changed into one and twenty-nine one hundredths (1.29) shares of unissued Common Stock of the Corporation. As a result of the Reverse Stock Split:

         (a) the 8,431,871 issued shares of Common Stock of the Corporation, par value $0.01, shall be changed into 2,107,967 issued shares of Common Stock of the Corporation, par value $0.01;

         (b) the 21,568,129 unissued shares of Common Stock of the Corporation, par value $0.01, shall be changed into 27,892,033 unissued shares of Common Stock of the Corporation, par value $0.01;

         (c) no scrip or fractional shares will be issued by reason of the Reverse Stock Split; in lieu thereof, cash shall be distributed to each shareholder of the Corporation who would otherwise have been entitled to receipt of a fractional share and that the amount of cash to be distributed shall be based upon the average closing sale price of a share of Common Stock on The Nasdaq SmallCap Market for the ten (10) trading days immediately prior to the effective date of this Certificate of Amendment, or if no such sale takes place on such days, the average of the closing bid and asked prices for such days, in each case as officially reported by Nasdaq; and

         (d) the stated capital of the Common Stock of the Corporation shall be changed from $84,318.71 to $21,079.67.

         FOURTH: This Amendment was duly adopted in accordance with Section 708 of the Business Corporation Law of the State of New York by the Board of Directors of the Corporation at a meeting of the Board of Directors of the Corporation and by the requisite number of shares held by shareholders of the Corporation at a meeting of the shareholders of the Corporation.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be signed as of the 5th day of January, 2004, by its Chief Financial Officer, who hereby affirms and acknowledges, under penalty of perjury, that this Certificate is the act and deed of the Corporation and that the facts stated herein are true.



                                           THE A CONSULTING TEAM, INC.


                                           By: /s/ Richard D. Falcone
                                               ---------------------------------
                                               Name:  Richard D. Falcone
                                               Title: Chief Financial Officer